# Höganäs

Date/Datum: 14 July 2006
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06015447

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

Attention: Special Counsel, Office of
International Corporate Finance



SEC MAIL
RECEIVED
PROCESSING
JUL 24 2006
WASH, D.C.
199
SECTION


Dear Sir or Madam,

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Interim Report Q2 2006

Bl. 4730


Postal address/Postanschrift
**Höganäs AB** (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00
Telefax +46 42 33 83 60
Telex 72368 HBADMS

Executive Group +46 42 33 80 80


JUL 24 2006
WASH, D.C.
199
SECTION

# HÖGANÄS AB (publ) corporate ID no. 556005-0121

## INTERIM REPORT JANUARY – JUNE 2006

### Highlights

| MSEK | Q2 | | Q1-2 | |
|---|---|---|---|---|
| Net sales | 1 314 | +16% | 2 624 | +18% |
| Operating income | 141 | +18% | 305 | +8% |
| Operating margin | 10.7 | (10.6) | 11.6 | (12.6) |
| Income before tax | 107 | -3% | 257 | -1% |
| Income after tax | 78 | -6% | 188 | ±0% |
| Earnings per share, SEK | 2.24 | (2.40) | 5.41 | (5.50) |
| Equity/assets ratio, % | | | 47.4 | (44.6) |

- Underlying operating income adjusted for non-recurring items and earnings from currency forwards contracts was MSEK 297, a 25% increase year-on-year.
- In total, earnings from currency forwards contracts were MSEK 28, and non-recurring items affecting operating income were MSEK -20. Non-recurring items affecting income before tax were MSEK -41.
- Sustained robust volume growth—volumes grew by 9% in the first half-year.
- The US powder market staged a rally in the second quarter, although for the first half-year, the market contracted because of development in the American automotive industry.

## GROUP

### NET SALES

*First half-year 2006*

Net sales were MSEK 2 624 in the first half-year, an 18% increase. In addition to previously implemented price increases in North America and Europe, volumes exerted a positive impact on turnover. Additionally, currency effects resulting from a weaker krona exerted a 5% positive effect on turnover.

Volumes expanded by 9% year-on-year despite weak development on the North American market. Höganäs' volume growth has been good on all markets apart from China and Taiwan.

North American car sales decreased in the first half-year, year-on-year, while car production has remained stable. The North American powder market rallied in the second quarter. The trend towards smaller, more fuel-efficient cars, simultaneous with the two largest American car producers losing market share, mean that the US powder market contracted in the first half-year. The US powder market represents about half of the global market. The market in Western Europe continued to rally.

*Second quarter 2006*

In the second quarter, turnover increased by 16% year-on-year, the increase mainly due to sustained robust volume expansion. In addition to these volume gains, higher prices and a weaker Swedish krona exerted a positive effect. Currency effects resulting from a weaker krona exerted a positive 1% effect on turnover.

*Pricing model—Europe*

Höganäs' pricing model on the European market will alter in the third quarter. The time-lag on the implementation of metal prices will be reduced from two quarters to one. This will mainly affect the Components business area.

### EARNINGS

*First half-year 2006*

Operating income was MSEK 305 (282) in the first half-year. Excluding the non-recurring items stated below and the profits from currency forwards contracts, operating income was MSEK 297 (238), a 25% increase.

Turnover in the first half-year was healthy, making a positive impact on income. Metal prices increased in the quarter, i.e. metals important to Höganäs: scrap, nickel, molybdenum and copper. This adversely affected earnings.

Other operating income and operating expenses were MSEK 7 (104) including earnings from currency forwards contracts of MSEK 28 (74) and non-recurring items. These non-recurring items primarily consist of a MSEK 41 tax expense in Brazil, and earnings of MSEK 19 from the sale of $CO_2$ emission rights.

As previously announced, in the second quarter, Höganäs provisioned estimated costs of MBRL 18.1, equivalent to approximately MSEK 62, in its Brazilian operations. The majority of this figure is for value-added tax on importing machinery to Brazil coincident with building up operations after their acquisition in 1999. The company has contested the claim it has received, and expects the tax proceedings to continue for several years. Of the MSEK 62 total, MSEK 41

affects operating income, and the remainder, net financial income and expenses.

Disregarding currency forwards contracts, a weaker Swedish krona in 2006 exerted a positive impact of some MSEK 10 on operating income.

Income before tax was MSEK 257 (259). The provisioning in Brazil exerted a negative MSEK 21 effect on net interest income/expenses.

Income after tax was MSEK 188 (189), or SEK 5.41 per share (5.50). The effective tax rate was 26.8% (27.0).

*Second quarter 2006*

Operating income was MSEK 141 (120); provisioning for costs in Brazil was effected in the second quarter, and accordingly, affected this earnings figure in its entirety. Höganäs sold $CO_2$ emission rights in the quarter, generating earnings of MSEK 17. Earnings from currency forwards contracts were MSEK 16 in the quarter. Underlying earnings, excluding non-recurring items and earnings from currency forwards contracts were MSEK 147 (115).

Income before tax was MSEK 107 (110).

## BUSINESS AREAS

*As a step towards an increased market orientation, Höganäs has chosen to monitor and report its operations from a market perspective from 2006 onwards. That portion of the metal powder market where Höganäs is active can be divided into two main fields of application: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings or food additives. Components represents some 70% of consolidated turnover, and Consumables, some 30%.*

*Components*

The net sales of the Components business area were MSEK 1 880 (1 536), an 22% increase year-on-year. Apart from price changes implemented in North America and Europe in the first quarter, the turnover increase is due to higher volumes, a weaker krona and higher metal prices.

Volumes increased by 10% in the first half-year. All markets saw positive volume growth, apart from China and Taiwan.

Operating income was MSEK 186 (134). Operating income was negatively affected by the above stated non-recurring items. Excluding the non-recurring items the margin was 11.2% (10.6) in the first half year.

*Consumables*

For Consumables, net sales were MSEK 744 (695), a year-on-year increase of 7%. The increase is due to higher volumes, metal price fluctuations and price changes effected in the quarter. As for Components, the weaker krona had a positive turnover effect.

In the first half-year, volumes increased by 5% year-on-year. Volume growth remained positive, mainly in China, South Korea and South America.

Operating income was MSEK 91, against MSEK 74 for the first half of the previous year. Non-recurring items had a small positive impact in the second quarter and first half year. Operating margin in the first half year, excluding the non-recurring items was 11.7% (10.8).

## PROFITABILITY

Return on capital employed was 12.0% (14.5); return on equity was 11.7% (17.2). Returns are calculated on the most recent 12-month period.

## FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 47% at the end of the period, against 48% at year-end 2005. Shareholders' equity per share was SEK 71.80, against SEK 73.30 as of 1 January.

Consolidated financial net debt was MSEK 1 114 at the end of the period, down MSEK 273 since the previous year-end. Net financial income and expenses were MSEK -48 (-23), with provisioning for tax in Brazil exerting a negative impact of MSEK 21 on net financial income and expenses.

Cash flow from operating activities was MSEK 471 (138). Working capital improved by MSEK 158. Investments in fixed assets were MSEK 105 (134). During the year emission rights have been sold which has affected the cash flow with MSEK +23. The financing activities have affected the cash flow by MSEK -312 (79) in pursuance of dividend paid MSEK -200 and net change of loans MSEK -112.

## HUMAN RESOURCES

Höganäs had 1 537 employees at the end of the period, against 1 551 as of 1 January.

## PARENT COMPANY

Parent company net sales were MSEK 1 450 (1 191) of which MSEK 622 to group companies. Income after financial items was MSEK 260 (144). Investments in tangible fixed assets were MSEK 63 (71). The parent company's liquid funds were MSEK 33 at the end of the period, against MSEK 30 as of 1 January.

## OUTLOOK FOR 2006

Höganäs expects continued positive development on Asian and South American powder markets. Höganäs also anticipates weaker development on the US powder market continuing. The powder market in Europe expects to have a slight growth during this year. Metal prices are expected to remain volatile in 2006.

Earnings from currency forwards contracts are estimated to be substantially lower than in 2005, based on current exchange rates.



Alrik Danielson
CEO and President
Höganäs, Sweden, 14 July 2006

---

## ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) and IAS 34.

This Interim Report has not been reviewed by the company's auditors.

---

## FINANCIAL INFORMATION

*Höganäs intends to publish the following financial information in 2006:*

- *Third-quarter Interim Report, 20 October*
- *Year-end Report 2006, 14 February 2007*

*Höganäs AB (publ), SE-263 83 Höganäs, Sweden*
*tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60*
*www.hoganas.com*

CONSOLIDATED INCOME STATEMENT

| MSEK | Q2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 | Last 12 months | Year 2005 |
|---|---|---|---|---|---|---|
| Net sales | 1 314 | 1 136 | 2 624 | 2 231 | 4 987 | 4 594 |
| Cost of goods sold | -1 020 | - 923 | -2 065 | -1 799 | -4 061 | -3 795 |
| **Gross profit** | **294** | **213** | **559** | **432** | **926** | **799** |
| Selling expenses | -53 | -63 | -100 | -108 | -205 | -213 |
| Administrative expenses | -53 | -50 | -102 | -90 | -194 | -182 |
| R&D costs | -29 | -30 | -59 | -56 | -126 | -123 |
| Other operating income | 41 | 60 | 71 | 120 | 155 | 204 |
| Other operating expenses | -59 | -10 | -64 | -16 | -72 | -24 |
| **Operating income** | **141** | **120** | **305** | **282** | **484** | **461** |
| Operating margin, % | 10,7 | 10,6 | 11,6 | 12,6 | 9,7 | 10,0 |
| Financial income | 10 | 5 | 14 | 6 | 28 | 20 |
| Financial expenses | -44 | -15 | -62 | -29 | -106 | -73 |
| **Income after financial items** | **107** | **110** | **257** | **259** | **406** | **408** |
| Tax | -29 | -27 | -69 | -70 | -117 | -118 |
| Minority share | 0 | 0 | 0 | 0 | 0 | 0 |
| **Net income** | **78** | **83** | **188** | **189** | **289** | **290** |
| **Depreciation and write-downs for the period** | **-71** | **-69** | **-139** | **-136** | **-279** | **-276** |
| Earnings per share, SEK | 2,24 | 2,40 | 5,41 | 5,50 | 8,30 | 8,39 |
| Average no. of shares ('000) | 34 798 | 34 535 | 34 798 | 34 390 | 34 798 | 34 594 |
| No. of shares at end of period ('000) | 34 798 | 34 798 | 34 798 | 34 798 | 34 798 | 34 798 |

CONSOLIDATED BALANCE SHEET

| MSEK | 30 June 2006 | 30 June 2005 | 31 Dec 2005 |
|---|---|---|---|
| Intangible fixed assets | 243 | 218 | 221 |
| Tangible fixed assets | 2 499 | 2 691 | 2 621 |
| Financial fixed assets | 130 | 121 | 107 |
| Inventories | 1 129 | 1 261 | 1 214 |
| Current receivables | 1 073 | 1 031 | 968 |
| Liquid funds/assets | 197 | 172 | 122 |
| **Total assets** | **5 271** | **5 494** | **5 253** |
| Shareholders´ equity | 2 497 | 2 449 | 2 549 |
| Interest-bearing liabilities and provisions | 1 311 | 1 814 | 1 509 |
| Non-interest-bearing liabilities and provisions | 1 463 | 1 231 | 1 195 |
| **Total liabilities and shareholders' equity** | **5 271** | **5 494** | **5 253** |

CHANGES IN SHAREHOLDERS' EQUITY

| MSEK | Q 1-2 2006 | Q 1-2 2005 | Year 2005 |
|---|---|---|---|
| Opening balance | 2 549 | 2 203 | 2 203 |
| Effects of the change in accounting principles | - | 271 | 271 |
| Translation differences | - 138 | 71 | 98 |
| Financial instruments, change fair value | 98 | - 193 | - 221 |
| Net income | 188 | 189 | 290 |
| Dividends | - 200 | - 199 | - 199 |
| Sale of own shares | - | 107 | 107 |
| **Closing balance** | **2 497** | **2 449** | **2 549** |

NET SALES BY MAIN MARKET

| MSEK | Q 2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 | Last 12 months | Year 2005 |
|---|---|---|---|---|---|---|
| Europe | 555 | 446 | 1 078 | 888 | 1 988 | 1 798 |
| America | 368 | 343 | 769 | 670 | 1 493 | 1 394 |
| Asia | 391 | 347 | 777 | 673 | 1 506 | 1 402 |
| **Total** | **1 314** | **1 136** | **2 624** | **2 231** | **4 987** | **4 594** |

**CONSOLIDATED QUARTERLY DATA**

| MSEK | Q 2 2006 | Q 1 2006 | Q 4 2005 | Q 3 2005 | Q 2 2005 | Q 1 2005 | Q 4 2004 | Q 3 2004 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 1 314 | 1 310 | 1 214 | 1 149 | 1 136 | 1 095 | 1 052 | 977 |
| Costs | -1 082 | -1 078 | -1 008 | -942 | -917 | -866 | -836 | -774 |
| Non-recurring items | -20[4] | 0 | -6[2] | -88[3] | -30[2] | 0 | 3[1] | 0 |
| Depreciation and amortisation | -71 | -68 | -69 | -71 | -69 | -67 | -63 | -66 |
| Operating income | 141 | 164 | 131 | 48 | 120 | 162 | 156 | 137 |
| Income before tax | 107 | 150 | 115 | 34 | 110 | 149 | 149 | 129 |
| Income after tax | 78 | 110 | 75 | 26 | 83 | 106 | 105 | 93 |
| Operating margin, % | 10,7 | 12,5 | 10,8 | 4,2 | 10,6 | 14,8 | 14,8 | 14,0 |
| Operating margin, % excl. non-recurring items | 12,3 | 12,5 | 11,3 | 11,8 | 13,2 | 14,8 | 14,5 | 14,0 |

[1] gain on sale of SCM Copper Operation

[2] bad debts/reevaluation inventories

[3] write-downs fixed assets/goodwill

[4] sales of CO2 emission rights/tax costs Brazil

**KEY INDICATORS**

| | Q 1-2 2006 | Q 1-2 2005 | Year 2005 |
|---|---|---|---|
| Capital employed, MSEK | 3 808 | 4 263 | 4 058 |
| Return on capital employed [1], % | 12,0 | 14,5 | 12,0 |
| RoCE excluding non-recurring items [1], % | 14,8 | 15,1 | 15,3 |
| Shareholders´ equity, MSEK | 2 497 | 2 449 | 2 549 |
| Return on equity [1], % | 11,7 | 17,2 | 12,2 |
| RoE excluding non-recurring items [1], % | 17,1 | 18,4 | 17,4 |
| Shareholders´ equity per share, SEK | 71,80 | 70,40 | 73,30 |
| Equity/assets ratio, % | 47,4 | 44,6 | 48,5 |
| Financial net debt, MSEK | 1 114 | 1 642 | 1 387 |
| Dept/equity ratio, multiple | 0,45 | 0,67 | 0,54 |
| Interest coverage ratio, multiple | 6,4 | 12,3 | 8,7 |
| No of employees, end of period | 1 537 | 1 554 | 1 551 |

[1] Last 12 months

**CASH FLOW STATEMENT**

| MSEK | Q 1-2 2006 | Q 1-2 2005 | Year 2005 |
|---|---|---|---|
| Cash flow before change in working capital | 313 | 233 | 495 |
| Change in working capital | 158 | - 95 | - 72 |
| **Cash flow from operations** | **471** | **138** | **423** |
| Investment activities | - 75 | - 132 | - 234 |
| **Cash flow after investment activities** | **396** | **6** | **189** |
| Change in long-term loans | - 112 | 171 | - 60 |
| Sale of own shares | 0 | 107 | 107 |
| Dividends | - 200 | - 199 | - 199 |
| **Cash flow for the period** | **84** | **85** | **37** |
| | | | |
| Liquid funds, opening balance | 122 | 74 | 74 |
| Exchange rate differences in liquid funds | - 9 | 13 | 11 |
| **Liquid funds, closing balance** | **197** | **172** | **122** |


NET SALES (MSEK)
Q 1-2
3 000
2 400
1 800
1 200
600
0
2005
2006


OPERATING INCOME (MSEK)
Q 1-2
400
300
200
100
0
2005
2006


EARNINGS PER SHARE (SEK)
Q 1-2
8,00
6,00
4,00
2,00
0,00
2005
2006

## REPORTING PER BUSINESS AREA

| | Net sales | | | | Operating income | | | |
|---|---|---|---|---|---|---|---|---|
| MSEK | Q2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 | Q2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 |
| Components | 945 | 775 | 1 880 | 1 536 | 80 | 53 | 186 | 134 |
| Consumables | 369 | 361 | 744 | 695 | 45 | 32 | 91 | 74 |
| Other (Hedge) | | | | | 16 | 35 | 28 | 74 |
| **Total, group** | **1 314** | **1 136** | **2 624** | **2 231** | **141** | **120** | **305** | **282** |

## BUSINESS AREA - COMPONENTS

| | Q2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 | Last 12 months | Year 2005 |
|---|---|---|---|---|---|---|
| Net sales, MSEK | 945 | 775 | 1 880 | 1 536 | 3 681 | 3 337 |
| Operating income, MSEK | 80 | 53 | 186 | 134 | 289 | 237 |
| Operating margin, % | 8,5 | 6,8 | 9,9 | 8,7 | 7,9 | 7,1 |
| Assets, MSEK | | | 3 878 | 4 626 | | 4 048 |
| Liabilities, MSEK | | | 1 684 | 2 509 | | 1 430 |
| Net investments, MSEK | 39 | 63 | 82 | 104 | 181 | 203 |
| Depreciation, MSEK | 53 | 53 | 105 | 105 | 215 | 215 |
| Write-downs, MSEK | 4 | | 4 | | 73 | 69 |

## BUSINESS AREA - CONSUMABLES

| | Q2 2006 | Q 2 2005 | Q 1-2 2006 | Q 1-2 2005 | Last 12 months | Year 2005 |
|---|---|---|---|---|---|---|
| Net sales, MSEK | 369 | 361 | 744 | 695 | 1 306 | 1 257 |
| Operating income, MSEK | 45 | 32 | 91 | 74 | 112 | 95 |
| Operating margin, % | 12,2 | 8,9 | 12,2 | 10,6 | 8,6 | 7,6 |
| Assets, MSEK | | | 1 348 | 799 | | 1 149 |
| Liabilities, MSEK | | | 621 | 578 | | 833 |
| Net investments, MSEK | 11 | 19 | 23 | 30 | 50 | 57 |
| Depreciation, MSEK | 18 | 16 | 34 | 31 | 64 | 61 |
| Write-downs, MSEK | 1 | | 1 | | 20 | 19 |